UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

Golden Heaven Group Holdings Ltd. (the “Company”) is filing this current report on Form 6-K to report its financial results for the six months ended March 31, 2025 and to discuss its recent corporate developments.

Attached as exhibits to this current report on Form 6-K are:

(1) a press release dated July 11, 2025, titled “Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2025” as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 11, 2025, “Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2025”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: July 11, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

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